COATES INTERNATIONAL, LTD.
2100 Highway 34 & Ridgewood Road
Wall Township, NJ 07719

May 22, 2007

Via EDGAR

David R. Humphrey, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:  Coates International, Ltd. - Form 10-KSB
for fiscal year ended December 31, 2006
File No. 000-33155

Dear Mr. Humphrey:

The purpose of this letter is to respond to your letter of May 2, 2007 with respect to the above-captioned filing. For ease of reference, your original comments are followed by our responses. We have decided to file Amendment No. 1 to Form 10-KSB (the “Amended 10-KSB”). As suggested by Amy Geddes during our discussion on May 10, 2007, a draft of the amendment will be submitted to the Commission for review to determine if any additional comments are indicated. Once we reach mutual agreement, the Amended 10-KSB will be promptly filed thereafter.

General

1. Please revise your cover page to indicate the correct file number of 000-33155.

Response: Our Amended 10-KSB has been revised as requested.

Item 1. Description of Business

Material Agreements

License Agreement - Coates Trust, page 5

2. Please clarify to us and in future filings your disclosure on page 5 regarding the Coates Trust. Specifically, it is unclear how you could be out of compliance with the working capital funding requirements on October 26, 2006; a date after such agreement was terminated (April 6, 2006).

Mr. David R. Humphrey	-2-	May 22, 2007

Response: Thank you for pointing out our error. The date of termination was actually April 6, 2007. This has been corrected in our Amended Form 10-KSB. As a point of additional information, this termination agreement, which did have the correct date, was filed as an exhibit with the original Form 10-KSB.

Item 6. Management’s Discussion and Analysis and Plan of Operation

Liquidity and Capital Resources, page 15

3. Please revise your disclosure, as applicable, to clearly explain that the audit opinion received from your independent public accountants expresses substantial doubt about your ability to continue as a going concern.

Response: This disclosure has been revised as suggested in our Amended Form 10-KSB and in our recently filed Form 10-QSB.

Contractual Obligations and Commitments, page 16

4. We note from your balance sheet presentation that you have approximately $3.9 million in long term finance obligations and $92,000 in demand notes due to related party that do not appear in your table of contractual obligations. Please revise your table to disclose these obligations and any related interest obligations as well. Where interest rates are variable or unknown, estimate such payments to the extent practicable and include footnote explanation detailing your methodology in such calculation. See Section IV.A of FR-72 for guidance.

Response: (a) Finance Obligation - We have enhanced our discussion of the $3.9 million finance obligation with the objective of improved comprehension by the reader. The finance obligation arises from the accounting treatment required for sale/leaseback transactions where the seller has a continuing interest in the property. In our case, we were granted an option to repurchase the property during the first three years of the lease term. Under the finance method of lease accounting, the property continues to be carried on the books and depreciated and the gain or loss on sale is deferred. Upon exercise or expiration of the option, the finance obligation would be reversed, the net book value of the property would be relieved from the books and the gain or loss on sale would be recognized. According, we did not deem this finance obligation to be a contractual commitment. However, in our Amended Form 10-KSB we have disclosed in the table of commitments the contractual obligation to make monthly lease payments during the six-year term of the lease. Under the finance method of accounting, these lease payments are treated as interest expense. The implicit interest rate of 10.06% has been added to the explanatory note to this table of contractual obligations in our Amended Form 10-KSB and in our recently filed Form 10-QSB.

Mr. David R. Humphrey	-3-	May 22, 2007

(b) The demand note due to related party was converted into a 6% Promissory Note due April 4, 2008. As the due date is now known, it was used as the basis for adding this commitment to the table in the 2008 column in our Amended Form 10-KSB and in our recently filed Form 10-QSB. Interest was not imputed on these borrowing because the amount was not to be considered material to the financial statements, individually or in the aggregate, and there would not have been any effect on basic and diluted loss per share. Assuming an interest rate of 6%, interest expense for year ended December 31, 2006 would have amounted to approximately $5,500.

Financial Statements

Note 1 - Summary of Significant Accounting Policies

Deferred Licensing Costs, page F-10

5. You state that you changed your accounting policy for costs incurred in connection with registering new patent protection for patent technology under the CSRV licensing agreement. You capitalize legal fees for registration and successful patent defense as well as the costs of models and drawings required for registration. A change of this type requires the filing of a letter from your independent accountant that the change is to an alternative principle which in his judgment is preferable under the circumstances as indicated in Item 601 of Regulation S-B, Exhibit 18. Please tell us how and when this letter was filed. In this regard, although we understand that legal fees incurred in successful defense of a patent may, in practice, be capitalized in certain circumstances, we do not believe that capitalization of such costs is the more desirable accounting method. It appears to us that charging such costs to expense as incurred is the preferable method, particularly under these circumstances. Please revise or advise, in detail, in your response letter. We may have further comments upon review of your response.

Response: We will be filing the requisite letter from Rosenberg Rich Baker Berman & Company, our Independent Registered Public Accountants as Exhibit 18 with our Amended Form 10-KSB. The only deferred licensing costs that we are capitalizing under this accounting policy change are those incurred when applying for new patent protection in foreign countries with respect to patents previously awarded in the United States related to our licensed technology. We believe capitalization of these costs is a preferable accounting policy as better matching of these costs will be achieved with the benefits we derive from utilization of our rights under the license agreement. In addition, in our Amended Form 10-KSB for the year ended December 31, 2006, we have modified our disclosure of our accounting policy for deferred licensing costs to (i) clarify that the deferred licensing costs being capitalized relate only to new patent applications in foreign countries in connection with patents already awarded in the U.S., and; (ii) delete the reference to the capitalization of legal fees incurred in successful defense of a patent. As we have not previously incurred any such legal fees, this would not constitute a change in accounting policy.

Mr. David R. Humphrey	-4-	May 22, 2007

Note 17 - Related Party Transactions, page F-20

6. We note that the beneficiaries of the Coates Trust beneficially own a combined 83% of your outstanding common stock. Please explain to us and revise your disclosure to indicate how you considered the interest on the $92,000 loan from the Coates Trust. Your response should include whether and how you have accrued interest, and how such policy aligns with the principles of SAB Topic 5T.

Response: The Coates Trust did not require interest payments as a condition of providing this working capital to us. The amount funded was not in direct payment of specific expenses of the Company, which I believe is the thrust of the commentary in SAB Topic

5T. These funds were intended to provide general working capital to the Company. We did not impute interest on this demand loan because the amount of interest on these borrowing was not deemed to be material to the financial statements, individually or in the aggregate, and there would not have been any effect on basic and diluted loss per share. To illustrate, for the year ended December 31, 2006, interest on the outstanding balance for the entire year of $92,337 at an interest rate of 6% per annum, would have amounted to approximately $5,500.

7. As a related matter, we note that the third party beneficiary of the Coates Trust is Bernadette Coates, George Coates’ wife. We also note from your disclosures that she has made several loans to you to provide working capital. Please tell us whether and how you have calculated interest on these amounts, and if not, why you believe no calculation is necessary when considering the tenets of SAB 5T.

Response: Similarly, Bernadette Coates did not require interest payments as condition of providing this working capital. The amount funded was not in direct payment of specific expenses of the Company, which I believe is the thrust of the commentary in SAB Topic 5T. These funds were intended to provide general working capital to the Company. We did not impute interest on this demand loan because the amount of interest on these borrowing was not deemed to be material to the financial statements, individually or in the aggregate, and there would not have been any effect on basic and diluted loss per share. To illustrate, for the year ended December 31, 2005, interest on the average outstanding balance for the year of $33,319 at an interest rate of 6% per annum, would have amounted to $1,999.

Mr. David R. Humphrey	-5-	May 22, 2007

Note 19 - Subsequent Events

Sale of Common Stock

Issuance of Convertible Subordinated Notes, page F-22

8. Please explain to us in your response letter how you have considered and recorded the beneficial conversion associated with the issuance of $120,000 of notes convertible at no greater than $0.45 per share. Refer to the guidance in EITF 98-5.

Response: These convertible notes were negotiated with the holders and priced on the commitment date of March 29, 2007. The conversion price has now been determined and these notes are convertible into shares of our common stock at $.45 per share. This conversion feature is not “in-the-money” at the commitment date since the closing price of our common stock on the OTC Bulletin Board that day was $0.35 per share. Accordingly, we do not believe that there was any beneficial conversion feature associated with these convertible notes. The disclosure has been updated in the Liquidity and Capital Resources section of the MD&A in our Amended Form 10-KSB.

* * *

Mr. David R. Humphrey	-6-	May 22, 2007

We acknowledge the following:

•  We are responsible for the adequacy and accuracy of the disclosure in the filings;

•  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (732) 449-7717 or our attorney, Gregg Jaclin, at (732) 409-1212 if you have any questions or require additional information.

Sincerely, COATES INTERNATIONAL, LTD.

By:	/s/ Barry C. Kaye
Barry C. Kaye
Chief Financial Officer
cc: Amy Geddes
      Margery Reich